SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ to ________

Commission File No. 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFSAVINGS RETIREMENT PLAN

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116-3741

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Life Financial Inc.
150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **MFSavings Retirement Plan** are submitted herewith:

Statement of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002;

Statements of Changes in Net Assets Available for Plan Benefits for years ended December 31, 2003 and 2002;

Notes to Financial Statements; and

Supplemental Schedule as of December 31, 2003.

Schedules required under the Employee Retirement Income Security Act of 1974, other than the Supplemental Schedule listed above, are omitted because of the absence of conditions under which such schedules are required.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee and Participants of
Massachusetts Financial Services Company MFSavings Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Massachusetts Financial Services Company MFSavings Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed under Required Information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Boston, Massachusetts
June 18, 2004

MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFSAVINGS RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments:		
Mutual funds	$66,801,143	$47,799,093
Loans to participants	1,271,440	1,190,474
Collective investment trust fund	1,145,435	759,853
Pooled investment account	645,026	245,836
NET ASSETS AVAILABLE FOR BENEFITS	$69,863,044	$49,995,256

See notes to financial statements.

MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFSAVINGS RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
PARTICIPANT CONTRIBUTIONS	$10,860,163	$ 11,916,395
INVESTMENT ACTIVITY:		
Dividends, capital gains and interest income	836,984	646,307
Net appreciation (depreciation) in fair value of investments	11,763,657	(15,334,775)
Net investment activity	12,600,641	(14,688,468)
DEDUCTIONS - Benefits paid to participants	3,593,016	2,572,989
NET INCREASE (DECREASE)	19,867,788	(5,345,062)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	49,995,256	55,340,318
End of year	$69,863,044	$ 49,995,256

See notes to financial statements.

MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFSAVINGS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the Massachusetts Financial Services Company MFSavings Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution 401(k) plan that was established on January 1, 1992. The Plan is sponsored by Massachusetts Financial Services Company ("MFS" or the "Company" or the "Plan Sponsor") for the benefit of the Company's employees. The Company is a majority-owned subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Assurance Company of Canada. The governing body for administration of the Plan, the Retirement Committee, is appointed by the Company's Board of Directors. Prior to February 2, 2004, there were three individuals who were officers of the Company serving as trustees to the Plan. Since that date, MFS Heritage Trust Company has been serving as trustee for the Plan. See Note 6 for a description of certain governance changes which occurred on February 2, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—Employees are eligible to participate in the Plan on the first day of the first payroll period in the first calendar quarter following their date of hire.

Contributions—Contributions may be made at any elected percentage of base compensation, within certain limits as defined by the Plan, not to exceed, on an annual basis, the allowable amount determined under Internal Revenue Code (the "Code") Section 402(g). Participants may also contribute amounts (rollover contributions) representing distributions from other eligible retirement plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct their contributions into various investment options offered by the Plan.

Vesting—Participant balances and related earnings are fully vested immediately under the vesting provisions of the Plan.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Plan Termination—The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions set forth in ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investments—Investments in mutual funds (each of which is sponsored by the Company) are recorded at fair market value. Loans to participants are recorded at cost which approximates fair value. Investments in the collective investment trust fund and pooled investment account are recorded at fair market value based on the underlying assets of the funds' accounts. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Costs—Plan administrative costs for professional services are paid by the Company.

Litigation—The Plan is involved in litigation arising in the ordinary course of business. The outcome of such litigation is not expected to materially impact the Plan's statements of net assets available for benefits or related statements of changes in net assets available for benefits.

3. TAX STATUS OF THE PLAN

The Plan obtained a determination letter from the Internal Revenue Service ("IRS") on March 28, 2003 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Since that time there have been no amendments to the Plan. Accordingly, the Company believes that the Plan, at December 31, 2003 and 2002, was designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

4. RELATED PARTY TRANSACTIONS

The Plan's investments are in shares of mutual funds and other investment vehicles managed by the Plan Sponsor. Therefore, these investments qualify as party-in-interest transactions. No investment management fees were paid to the Plan Sponsor by the Plan.

At December 31, 2003 and 2002, the Plan held 33,449 and 13,735 shares, respectively, of common stock of Sun Life Financial Services of Canada, Inc., an affiliate of the Plan Sponsor, with a cost basis of $648,945 and $241,571, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income associated with the Sun Life Financial Stock Fund of $9,768 and $1,326, respectively.

5. INVESTMENTS

Investments which represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2003	2002
MFS Emerging Growth Fund	$ 7,368,224	$ 5,314,079
MFS Global Growth Fund	-	2,609,877
Massachusetts Investors Trust	5,692,601	4,561,918
Massachusetts Investors Growth Stock Fund	8,018,794	6,274,871
MFS Total Return Fund	6,167,418	4,858,194
MFS Strategic Growth Fund	3,668,736	2,733,152
MFS Value Fund	4,275,246	3,162,650
MFS New Discovery Fund	5,036,824	3,287,417
MFS Government Money Market Fund	4,212,747	4,321,717

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $11,763,657 and $(15,334,775), respectively, as follows:

	2003	2002
Equity mutual funds	$ 11,280,527	$ (15,331,714)
Fixed income mutual funds	326,763	2,508
Money market mutual fund	112	(24)
Collective investment trust fund	(235)	(38)
Pooled investment account	156,490	(5,507)
	$ 11,763,657	$ (15,334,775)

6. SUBSEQUENT EVENTS

Effective February 2, 2004, the Company's Board of Directors voted to make the following changes with regard to the governance of the Plan:

- The Retirement Committee was reconstituted with new members to act as agents of the Company in the Company's role as Plan Administrator;
- A Retirement Investments Committee, comprised of three newly-appointed members, was established to act as agent for the Company in exercising the Company's role with respect to the investment of Plan assets; and
- MFS Heritage Trust Company, a wholly-owned subsidiary of the Company, was appointed as successor trustee of the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFSAVINGS RETIREMENT PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	EQUITY			
*	MFS Emerging Growth Fund	Registered Investment Company		$ 7,368,224
*	MFS Global Growth Fund	Registered Investment Company		3,389,229
*	Massachusetts Investors Trust	Registered Investment Company		5,692,601
*	Massachusetts Investors Growth Stock Fund	Registered Investment Company		8,018,794
*	MFS Research Fund	Registered Investment Company		950,414
*	MFS Total Return Fund	Registered Investment Company		6,167,418
*	MFS Capital Opportunities Fund	Registered Investment Company		2,487,253
*	MFS Emerging Markets Equity Fund	Registered Investment Company		1,725,405
*	MFS Strategic Growth Fund	Registered Investment Company		3,668,736
*	MFS Value Fund	Registered Investment Company		4,275,246
*	MFS New Discovery Fund	Registered Investment Company		5,036,824
*	MFS Research International Fund	Registered Investment Company		1,998,289
*	MFS Conservative Allocation Fund	Registered Investment Company		1,262,661
*	MFS Moderate Allocation Fund	Registered Investment Company		958,826
*	MFS Growth Allocation Fund	Registered Investment Company		1,879,531
*	MFS Aggressive Growth Allocation Fund	Registered Investment Company		3,021,511
	Total Equity			57,900,962
	FIXED INCOME			
*	MFS Bond Fund	Registered Investment Company		2,584,897
*	MFS High Income Fund	Registered Investment Company		1,220,201
*	MFS Emerging Markets Debt Fund	Registered Investment Company		783,548
*	MFS Inflation-Adjusted Bond Fund	Registered Investment Company		98,788
	Total Fixed Income			4,687,434
	MONEY MARKET			
*	MFS Government Money Market Fund	Registered Investment Company		4,212,747
	Total Mutual Funds			66,801,143
	LOANS TO PARTICIPANTS			
*	Participants	Participant loans (due in semimonthly and weekly installments through 2018, with interest rates ranging from 5.0% to 9.75%)		1,271,440
	COMMON TRUST			
*	MFS Fixed Fund	Collective Investment Trust Fund		1,145,435
	COMPANY STOCK			
*	Sun Life Financial Stock Fund	Pooled Investment Account		645,026
	TOTAL			$ 69,863,044

* Party-in-interest

** Cost information is not required for participant-directed investments and therefore has been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Massachusetts Financial Services Company, as Plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MFSAVINGS RETIREMENT PLAN

Date: June 23, 2004

By: ______________________
Robert J. Manning, Chief Executive Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-89270 of Sun Life Financial Inc. (formerly known as Sun Life Financial Services of Canada Inc.) on Form S-8 of our report dated June 18, 2004, appearing in this Annual Report on Form 11-K of Massachusetts Financial Services Company MFSavings Retirement Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Boston, Massachusetts
June 23, 2004